[ING STATIONERY] December 12, 2011 EDGAR U.S. Securities and Exchange Commission Division of Investment Management Office of Insurance Products 100 F. Street, N.E. Washington, D.C. 20549

Re:	ING USA Annuity and Life Insurance Company
Separate Account B
Prospectus Title: ING Frontier Variable Annuity
(f/k/a ING SmartDesign SimpleChoice Variable Annuity)
File Nos.: 333-117260, 811-05626
Withdrawal of Registration Statement on Form N-4
Rule 477 Filing

Commissioners:

On July 9, 2004, the above-named Depositor and Registrant submitted for filing, pursuant to the
Securities Act of 1933 (the “33 Act”) and the Investment Company Act of 1940, an Initial Registration
Statement on Form N-4 as subsequently amended by pre-effective amendments on October 5, 2004 and
October 15, 2004, which was declared effective on October 20, 2004. The registration statement was further amended on April 20, 2005, December 27, 2007 and April 23, 2008.

Because no securities were sold in connection with this registration, we respectfully request withdrawal of this registration and any and all amendments and definitive filings associated with it, pursuant to Rule 477 under the 33 Act.

Please note that this request is not meant to extend to the registered status of the separate account, which is the funding vehicle for other variable annuity contracts of the company.

Please call me, at (610) 425-3447, with your questions or comments.

Sincerely,

/s/ Nicholas Morinigo Nicholas Morinigo Counsel

ING USA Annuity and Life Insurance Company 1475 Dunwoody Drive West Chester, PA 19380-1478

Tel: (610) 425-3447
Fax: (610) 425-3520